Exhibit 23.3
Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 14, 2006 (except for the eighth paragraph in Note 5, to which the date is May 8, 2006), with respect to the consolidated financial statements of ACAS Acquisition (ASC), Inc. and Subsidiaries included in the Registration Statement (Form S-4 No. 333-XXXXX) and related Prospectus of UCI Holdco, Inc. for the registration of $265.2 million aggregate principal amount of Floating Rate Senior PIK Notes due 2013.
/s/ Ernst & Young LLP
Akron, Ohio
November 6, 2007